MANUELA ELLMERER
INVESTOR RELATIONS

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-2769
Fax +49 89 6279-2369
manuela.ellmerer@wacker.com

RECEIVED
2008 JUL -3 A 6:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wacker Chemie AG
Hanns-Seidel-Platz 4, 81737 München, Germany

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628 [redacted]

08003591

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26 June 2008

Director Dealings Announcement
Reference File Number 82-35138

SUPPL

Dear Sirs,

As this information is not posted on our website, I would like to send you the attached director dealings announcement. All the other important documents you will find on our website.

The reference file number of Wacker Chemie AG is 82-35138.

Thank you in advance.

Kind regards

Manuela Ellmerer
Investor Relations

PROCESSED
JUL 08 2008
THOMSON REUTERS

Notification concerning transactions by persons performing managerial
CORPORATE FI
responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

23.06.2008

Details of the person subject to the disclosure requirement:

Name: Dr. Joachim Rauhut

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 23.06.2008
No of items: 37
Currency: Euro
Price: 139.10000
Total amount traded: 5,146.70
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer

Investor Relations

Tel.: +49 (0)89 6279 2769

E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

----

emitter:	Wacker Chemie AG Hanns-Seidel-Platz 4 D-81737 München
phone:	+49 (0) 89 6279 01
FAX:	+49 (0) 89 6279 1770
mail:	info@wacker.com
WWW:	http://www.wacker.com
sector:	Chemicals
ISIN:	DE000WCH8881
indexes:	
stockmarkets:	
language:	English

Related Instruments

WACKER CHEMIE O.N. (WCH.F)

ADE Related Categories

Industries
Chemicals and plastics - **I/CHM**

Subjects
Director's shareholding - **N/DIR**

Geography
Germany - **R/GE**

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

23.06.2008

Details of the person subject to the disclosure requirement:

Name: Dr. Joachim Rauhut

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 23.06.2008
No of items: 1
Currency: Euro
Price: 139.09000
Total amount traded: 139.09
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer

Investor Relations

Tel.: +49 (0)89 6279 2769

E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:
----

emitter:	Wacker Chemie AG Hanns-Seidel-Platz 4 D-81737 München
phone:	+49 (0) 89 6279 01
FAX:	+49 (0) 89 6279 1770
mail:	info@wacker.com
WWW:	http://www.wacker.com
sector:	Chemicals
ISIN:	DE000WCH8881
indexes:	
stockmarkets:	
language:	English

Related Instruments

WACKER CHEMIE O.N. (WCH.F)

ADE Related Categories

Industries
Chemicals and plastics - **I/CHM**

Subjects
Director's shareholding - **N/DIR**

Geography
Germany - **R/GE**

37EC0000246B^ADE dpa-TFN Deutsche

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

23.06.2008

Details of the person subject to the disclosure requirement:

Name: Dr. Joachim Rauhut

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 23.06.2008
No of items: 104
Currency: Euro
Price: 139.12000
Total amount traded: 14,468.48
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer

Investor Relations

Tel.: +49 (0)89 6279 2769

E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

----

emitter:	Wacker Chemie AG Hanns-Seidel-Platz 4 D-81737 München
phone:	+49 (0) 89 6279 01
FAX:	+49 (0) 89 6279 1770
mail:	info@wacker.com
WWW:	http://www.wacker.com
sector:	Chemicals
ISIN:	DE000WCH8881
indexes:	
stockmarkets:	
language:	English

Related Instruments

WACKER CHEMIE O.N. (WCH.F)

ADE Related Categories

Industries
Chemicals and plastics - **I/CHM**

Subjects
Director's shareholding - **N/DIR**

Geography
Germany - **R/GE**

END